Kane Kessler, P. C.
1350 Avenue of the Americas
New York, New York 10019

July 3, 2007

BY EDGAR

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	Preliminary Proxy Statement of Wynnefield Partners Small Cap Value, L.P. and its Affiliates

Ladies and Gentlemen:

On behalf of Wynnefield Partners Small Cap Value, L.P and its affiliates, we are today filing with the Securities and Exchange Commission a preliminary proxy statement regarding the 2007 annual meeting of stockholders of Crown Crafts, Inc.

Any comments with respect to the Proxy Statement should be directed to the following:

Jeffrey S. Tullman, Esq.
Kane Kessler, P.C.
1350 Avenue of the Americas, 26th Floor
New York, New York 10019
(212) 541-6222
Fax (212) 245-3009
jtullman@kanekessler.com

Very truly yours,

/s/ Jeffrey S. Tullman Jeffrey S. Tullman